Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 100 to Registration Statement No. 002-84130 on Form N-1A of our report dated February 15, 2012, relating to the financial statements and financial highlights of VIP Emerging Markets Portfolio, a fund of Variable Insurance Products Fund IV, appearing in the Annual Report on Form N-CSR of Variable Insurance Products Fund IV for the year ended December 31, 2011, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firms" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Boston, Massachusetts

April 16, 2012